SANDVIK

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Our date 2008-06-23 | Our reference

Your date | Your reference

Attending to this matter, tel. direct line, fax direct line

KF/Anders Örbom +46 26 26 10 30

<u>Commission File No. 82-1463</u>

09045597

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

Attention: Office of International Corporate Finance,
Mr Samuel Wolff, Special Counsel

RECEIVED
2009 MAR 25 A 7:21

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

SUPPL

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik acquires minority share in American tool maker, dated 16 June 2008, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

3/25

SEC-brev 080506 Eurocut Ltd

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 76

K 003

cosip number 800 212 201

SANDVIK

Press Release

Sandvik acquires minority share in american tool maker

Sandvik Tooling has reached an agreement to acquire 49% of the shares in the company Precorp Inc., based in Spanish Fork, Utah, USA.

Precorp is a developer, producer and supplier of polycrystalline diamond (PCD) and cemented-carbide tools for machining of advanced composite materials as well as many other materials used mainly by the aerospace and automotive industries. In 2007, Precorp had sales of approximately SEK 140 M, with 140 employees.

"The acquisition is in line with Sandvik's long-term strategy to deliver increased customer value and generate profitable growth. Through the acquisition, we intend to further develop and strengthen the global business for diamond based cutting tools, particularly in the rapidly growing aerospace segment," says Anders Thelin, President of Sandvik Tooling.

"On behalf of all the employees at Precorp, let me say that we are excited about partnering with Sandvik as we continue to invest in Precorp's long-term strategy for growth in the aerospace markets, and I look forward to continuing to lead the business into the future", says John Bunting, Chairman and CEO of Precorp.

The acquisition is expected to be concluded by the end of June 2008.

Sandviken, 16 June 2008

Sandvik AB; (publ)

For further information, contact Anders Thelin, President, Sandvik Tooling business area, +46 26 26 63 84, or Anders Wallin, Vice President, Group Communications, Sandvik AB, +46 26 26 09 20.

Sandvik is a global industrial group with advanced products and world-leading positions in selected areas – tools for metal cutting, machinery and tools for rock excavation, stainless materials, special alloys, metallic and ceramic resistance materials as well as process systems. The Group had at the end of 2007 about 47,000 employees and representation in 130 countries, with annual sales of more than SEK 86,000 M.

Sandvik Tooling is a business area within the Sandvik Group and a global market-leading manufacturer of tools and tooling systems for cutting operations as well as of wear parts and superabrasive components. Annual sales in 2007 were about SEK 25,000 M, with about 16,000 employees. Approximately 5% of sales in invested in R&D. Products are manufactured in cemented carbide, high-speed steel and other hard materials, such as diamond, cubic boron nitride and special ceramics. Well-established brands are Sandvik Coromant, Sandvik Hard Materials, Walter, Valenite, ValeniteSafety, Titex, Dormer, Prototyp, Precision Twist Drill and Diamond Innovations.

Precorp Inc. is focused on providing innovative solutions to difficult machining operations in both polycrystalline diamond (PCD) and carbide cutting tool designs. Precorp partners with their customers to bring about significant cost savings by offering complete reconditioning services as well as new tool design and production. Annual sales were about SEK 140 M in 2007, with 140 employees.